MAIL STOP 3561

March 13, 2007

Mr. Albert Abdoulline
President
Victoria Industries, Inc.
551 Fifth Avenue, Suite 601
New York, NY 10017

      Re: **Victoria Industries, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2005
              File No. 000-31683

Dear Mr. Abdoulline:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              Tia Jenkins
              Senior Assistant Chief Accountant
              Office of Emerging Growth Companies